Exhibit 99.74

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Not applicable.

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares (“Common Shares”) of i-80 Gold Corp. (the “Issuer”).

The Issuer’s address is:

666 Burrard Street, Suite 2500

Park Place

Vancouver, British Columbia

V6C 2X8

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Orion Mine Finance Management II Limited (“Orion Mine Finance II”)

Cumberland House

7th Floor, 1 Victoria Street

Hamilton HM11

Bermuda

and

Orion Mine Finance Management III LLC (“Orion Mine Finance III” and collectively with Orion Mine Finance II, “Orion”)

251 Little Falls Drive Wilmington,

Delaware, USA

Orion Mine Finance II is an exempted company incorporated under the laws of Bermuda and Orion Mine Finance III is a limited liability company incorporated under the laws of

Delaware. The principal business of each of Orion Mine Finance II and Orion Mine Finance III is investing in mining companies.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On December 13, 2021, OMF Fund III (F) Ltd. (the “Convertible Lender”), a company managed by Orion Mine Finance III, as lender, entered into a convertible credit agreement (the “Convertible Loan”) with, among others, the Issuer, as borrower, pursuant to which the Convertible Lender made available to the Issuer a non-revolving term facility in the principal amount of US$50,000,000 (the “Initial Principal Amount”). The Convertible Loan bears interest at a rate of 8% per annum and matures on December 13, 2025 (the “Maturity Date”).

The principal amount of the Convertible Loan or any portion thereof is convertible into Common Shares at the option of the lenders at a conversion price of C$3.275 per Common Share (the “Conversion Price”) at any time prior to the earlier of (a) the business day preceding the Maturity Date and (b) the date of repayment in full of the principal amount of the Convertible Loan and all accrued and unpaid interest thereon (the “Conversion Right Expiry Date”). Accrued and unpaid interest on the principal amount is also convertible, in whole or in part, into Common Shares at the option of the lenders at any time prior to the Conversion Right Expiry Date at a conversion price equal to the volume weighted average trading price of the Common Shares for the five trading days immediately preceding the conversion of such amounts owing, subject to the approval of the Toronto Stock Exchange. In certain circumstances the Issuer also has the right to require the lenders to convert all or any portion of the principal amount into Common Shares at the Conversion Price.

The Convertible Loan was made in connection with other financing arrangements (together with the Convertible Loan, the “Financing Transactions”) between the Orion Group (as defined below) and the Issuer, consisting of a gold prepay purchase and sale agreement between, among others, OMF Fund III (Hg) Ltd. and the Issuer (the “Gold Prepay Agreement”), a purchase and sale agreement (silver) between, among others, OMF Fund III (Hg) Ltd. and the Issuer (the “Silver Stream Agreement”) and an amended and restated offtake agreement between, among others, OMF Fund II (O) Ltd. (“OMF O”), OMF Fund III (Cr) Ltd. (“OMF Cr”) and the Issuer that amended and restated the offtake agreement between, among others, OMF O and the Issuer, dated April 7, 2021 (the “Original Offtake Agreement”). Orion previously announced an equity subscription agreement between Orion Mine Finance Fund III LP (“Fund III”), a limited partnership managed by Orion Mine Finance III, and the Issuer, dated October 14, 2021 (the “Subscription Agreement”). Each of OMF O, OMF Fund III (Hg) Ltd., OMF Cr. and Fund III are affiliates of Orion Mine Finance III (collectively with Orion, the “Orion Group”). In connection with execution of the Gold Prepay Agreement, the Issuer also issued to Fund III warrants to purchase 5,500,000 Common Shares (the “New Warrants”) at a purchase price per Common Share equal to C$3.275, that will be exercisable until December 13, 2024. Closing of the Gold Prepay Agreement and Silver Stream Agreement are subject to certain customary conditions to closing. Further information in respect of the Financing

Transactions is contained in the Issuer’s press release dated December 14, 2021, a copy of which can be found under the SEDAR profile of the Issuer at www.sedar.com.

As a result of execution of definitive documents with respect to the Financing Transactions, the Orion Group no longer has the right to receive, by way of standby-fee, warrants to purchase 2,750,000 Common Shares (the “Fee Warrants”), receipt of which was conditional on the Financing Transactions not being completed by December 14, 2021. On October 21, 2021, OMF O, a company managed by Orion Mine Finance II, received 839,799 Common Shares at a price of C$2.62 per Common Share (the “Fee Shares”) in respect of the transfer fee payable on the disposition by the Issuer of its interest in the South Arturo properties under the Original Offtake Agreement. Further information in respect of the Fee Warrants, the Fee Shares and the Subscription Agreement are contained in Orion’s press release dated October 15, 2021 and accompanying early warning report dated October 18, 2021, copies of which can be found under the SEDAR profile of the Issuer at www.sedar.com.

2.3	State the names of any joint actors.

Orion, the Convertible Lender, OMF O and Fund III are joint actors.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Orion, together with the Convertible Lender and Fund III, acquired the Convertible Loan and the New Warrants. Assuming an exchange rate of C$1.2700 for each US$1.00 (the Bank of Canada’s daily exchange rate on December 9, 2021), the Initial Principal Amount would be convertible into a total of 19,389,313 Common Shares. Together with the New Warrants, which are exercisable for an additional 5,500,000 Common Shares, this represents an increase of approximately 8.38% in the Orion Group’s securityholding percentage in respect of the Common Shares (based on there being 238,703,818 Common Shares issued and outstanding and assuming conversion in full of the Initial Principal Amount and exercise in full of the warrants owned by the Orion Group).

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Orion, together with the Convertible Lender and Fund III, acquired ownership and control of the Convertible Loan and the New Warrants.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the Financing Transactions, the Orion Group owned 23,741,709 Common Shares and warrants to purchase 1,800,000 Common Shares, representing approximately 10.62% of the Issuer’s issued and outstanding Common Shares on a partially diluted basis (based on there being 238,703,818 Common Shares issued and outstanding and assuming exercise in full of the warrants owned by the Orion Group). Immediately following the Financing Transactions, the Orion Group owned 23,741,709 Common Shares and warrants to purchase 7,300,000 Common Shares, representing approximately 12.62% of the Issuer’s issued and outstanding Common Shares on a partially diluted basis (based on there being 238,703,818 Common Shares issued and outstanding and assuming exercise in full of the warrants owned by the Orion Group). Subject to the assumptions set forth in paragraph 3.1 above, following the conversion of the entire Initial Principal Amount, the Orion Group would own 43,131,022 Common Shares and warrants to purchase 7,300,000 Common Shares, representing approximately 19.00% of the Issuer’s issued and outstanding Common Shares on a partially diluted basis (based on there being 238,703,818 Common Shares issued and outstanding and assuming conversion in full of the Initial Principal Amount and exercise in full of the warrants owned by the Orion Group).

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See paragraph 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See paragraph 2.2 above.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See paragraph 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Orion acquired the securities for investment purposes. Orion has no current plan or intentions which relate to, or would result in, acquiring additional securities of the Issuer, disposing of securities of the Issuer, or any of the other actions enumerated above. Depending on market conditions, Orion’s view of the Issuer’s prospects and other factors Orion considers relevant, Orion may acquire additional securities of the Issuer from time to time in the future, in the open market or pursuant to privately negotiated transactions, or may sell all or a portion of its securities of the Issuer.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Pursuant to the terms of the Subscription Agreement, for so long as the Orion Group holds not less than 5% (calculated on a non-diluted basis) of the then issued and outstanding Common Shares, the Orion Group has participation rights in any future equity or equity- linked offerings by the Issuer.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

December 15, 2021

Date

“Rick Gashler”

Signature

Rick Gashler, Chief Compliance Officer

Name/Title